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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Liberty Financial Companies, Inc.
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   530512-102
                             ----------------------
                                 (CUSIP Number)

                            Christopher C. Mansfield
                        Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117
                         ------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 1, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages


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                                  SCHEDULE 13D


-------------------------               ----------------------------------------
CUSIP No.  530512-102                                        Page 2 of 4 Pages
-------------------------               ----------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (entities only)

            Liberty Mutual Insurance Company
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /    (b) / /

            Not Applicable
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) / /

            Not Applicable
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                                                 7     SOLE VOTING POWER
       NUMBER OF
        SHARES                                         34,392,764 Shares
     BENEFICIALLY                            -----------------------------------
       OWNED BY                                  8     SHARED VOTING POWER
         EACH
       REPORTING                                       0
        PERSON                               -----------------------------------
         WITH                                    9     SOLE DISPOSITIVE POWER

                                                       34,392,764 Shares
                                             -----------------------------------
                                                10     SHARED DISPOSITIVE POWER

                                                       0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            34,392,764 Shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* / /

            Not Applicable
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 71.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 4 Pages


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ITEM 4. PURPOSE OF TRANSACTION.

     On November 1, 2000, the Issuer issued a press release announcing the retention of CS First Boston to help explore strategic alternatives, including the possible sale of the Issuer. Liberty notes the Issuer's efforts as reflected in the November 1, 2000 press release and currently has no plans or proposals that would result in frustrating or impeding the Issuer's actions in connection with the exploration of strategic alternatives. This Amendment No. 2 is being filed to reflect Liberty's support of the Issuer's exploration of strategic alternatives. However, Liberty makes no commitment at this time as to whether it will support any particular strategic alternative that may be ultimately proposed by the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock of Liberty Financial Companies, Inc. (the "Issuer") beneficially owned by Liberty Mutual Insurance Company ("Liberty") are 34,392,764 and approximately 71.3% of the issued and outstanding shares of Common Stock as disclosed in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 11, 2000.

(b) Liberty has the sole power to vote and dispose of 34,392,764 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Currently, all of the Issuer's directors are also directors of Liberty.

     Immediately prior to the acquisition of Wanger Management, L.P. by the Issuer, certain affiliates of Liberty lent an aggregate of $200,000,000 (collectively, the "Wanger Acquisition Loan") to the Issuer, the proceeds of which were used to fund a portion of the purchase price in the acquisition. The Wanger Acquisition Loan was made pursuant to a Loan Agreement between the Issuer and Liberty, as Agent for such affiliates dated as of September 28, 2000 (the "Wanger Loan Agreement") and was evidenced by promissory notes (the "Wanger Notes") in the aggregate principal amount of $200,000,000 bearing interest at 8.85% per annum, payable semiannually on each March 31 and September 30, except for the note issued to Liberty Life Assurance Company of Boston, in the principal amount of $20,000,000, which bears interest at 9.35% per annum. Subject to acceleration upon certain events of default, the Wanger Notes are due and payable on September 28, 2012, except for the note issued to Liberty Life Assurance Company of Boston, which is due and payable on September 28, 2020. The Wanger Loan Agreement imposes certain covenants on the Issuer, including, without limitation, covenants with respect to limitations on liens on the stock of certain subsidiaries of the Issuer and limitations on the issuance and disposition of stock of certain subsidiaries of the Issuer. The foregoing description is qualified in its entirety by reference to the Wanger Loan Agreement and the Wanger Notes, which are exhibits hereto.


                                Page 3 of 4 Pages


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.               Description
         -----------               -----------

         10.25 Loan Agreement dated as of September 28, 2000 between Liberty Financial Companies, Inc. and Liberty Mutual Insurance Company, as Agent ("Wanger Loan Agreement")

         10.26 Form of Promissory Note issued pursuant to the Wanger Loan Agreement


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LIBERTY MUTUAL
                                            INSURANCE COMPANY


Dated:  November 6, 2000                  By:  /s/ Christopher C. Mansfield
                                               ---------------------------------
                                               Name:  Christopher C. Mansfield
                                               Title: Senior Vice President and
                                                      General Counsel





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